Exploration Target Clarification

FOR IMMEDIATE RELEASE – February 25, 2021

TORONTO, February 25, 2021 (GLOBE NEWSWIRE) - Tanzanian Gold Corporation (TSX: TNX) (NYSE American: TRX) (TanGold or the Company) announces that, as a result of a review by the British Columbia Securities Commission we are issuing the following news to clarify our disclosure. Certain of the Company’s press releases disseminated between June 17, 2020 and January 8, 2021 included disclosure of exploration targets in the ‘About Tanzanian Gold Corporation’ section.

The disclosure should be replaced with:

Exploration Targets

(see June 23rd, 2020 press release)

Target Area	Tonnage (millions)	Grade (g/t Au)
Northest Extension	4.0 – 6.0	1.40 – 2.50
Main Zone	25.0 – 35.0	1.30 – 1.50

It should be noted that the potential quantity and grade of these Exploration Targets is conceptual in nature, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resource as per the NI 43-101 reporting standards. The Exploration Targets include 5 isolated drill holes and assume projections of mineralized structures to deep levels as well as an extension of the Northeast Zone and are based on a continuation of favourable geological conditions that host mineralized structures which have been encountered in shallower drilling of Phase II to deep levels below the limits of the current wireframes used in the estimation of the new resources described herein.

About Tanzanian Gold Corporation

Tanzanian Gold Corporation, along with its joint venture partner STAMICO, is building a significant gold project at Buckreef in Tanzania that is based on an expanded Mineral Resource base and the treatment of its mineable Mineral Reserves in two standalone plants. Measured Mineral Resource now stands at 19.98MT at 1.99g/t gold containing 1,281,161 ounces of gold and Indicated Mineral Resource now stand at 15.89MT at 1.48g/t gold containing 755,119 ounces of gold for a combined tonnage of 35.88MT at 1.77g/t gold containing 2,036,280 ounces of gold. The Buckreef Project also contains an Inferred Mineral Resource of 17.8MT at 1.11g/t gold for contained gold of 635,540 ounces of gold. The Company is actively investigating and assessing multiple exploration targets on its property.  Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020, for more information.

Tanzanian Gold Corporation is advancing on three value-creation tracks:

1.Strengthening its balance sheet by expanding near-term production to 15,000 - 20,000 oz. of gold per year from the processing of oxide material from an expanded oxide plant.

2.Advancing the Final Feasibility Study for a stand-alone sulphide treating plant that is substantially larger than previously modelled and targeting significant annual gold production.

3.Continuing with a drilling program to further test the potential of its property, Exploration Targets and Mineral Resource base by: (i) identifying new prospects; (ii) drilling new oxide/sulphide targets; (iii) infill drilling to upgrade Mineral Resources currently in the Inferred category; and (iv) a step-out drilling program in the Northeast Extension.

Andrew M. Cheatle, P.Geo. is the Company’s Qualified Person as defined by the NI 43-101 who has verified the data disclosed in this news release and has otherwise reviewed and assumes responsibility for the technical content of this press release.

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

U.S. Investors are urged to consider closely the disclosure in our SEC filings. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with provincial securities regulatory authorities.

Note to U.S. Investors

US investors are advised that the mineral resource and mineral reserve estimated disclosed in this press release have been calculated pursuant to Canadian standards which use terminology consistent with the requirements CRIRSCO reporting standards. For its fiscal year ending August 31, 2021, and thereafter, the Company will follow new SEC regulations which uses a CRIRSCO based templet for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources.